Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE	Investor Relations: Sam Ramraj, (626) 302-2540
Media Contact: Jeff Monford, (626) 476-8120

Marcy L. Reed Joins Edison International, Southern California Edison
Boards of Directors

ROSEMEAD, Calif., Feb. 24, 2022 — Edison International (NYSE: EIX) and Southern California Edison today announced that Marcy L. Reed will join the board of directors of each company, effective today.

Reed’s qualifications stem from her more than 30 years’ experience with National Grid plc, an electricity, natural gas and clean energy delivery company. Before her retirement last year, Reed served as president of the company’s Massachusetts business and executive vice president of U.S. policy and social impact for the company from 2011-2021. Reed was responsible for the company’s electricity and gas business in Massachusetts, including operational, customer service, financial and reputational outcomes.

Reed also led National Grid’s energy policy development for its U.S. business and the implementation of the company’s social mobility platform. She joined the company in 1988 and held various positions in finance, merger integration, corporate affairs and business operations. She also spent three years as the head of investor relations. Previously, Reed was a senior auditor at Coopers & Lybrand LLP.

“Marcy’s experience within the electric utility sector and expertise in public accounting and corporate finance will make her a valued member of our board,” said William P. Sullivan, Edison International board chair. “We are thrilled she is joining us.”

“Marcy has a strong background in utility operations, safety, energy policy and sustainability,” said Pedro J. Pizarro, president and CEO of Edison International. “Her experience is particularly relevant to our clean energy strategy and operations.”

Reed serves as a director of Clean Harbors, Inc., a provider of environmental and industrial services, and Qualus Power Services, LLC, a private electric power engineering company. She is also a trustee of Northeastern University and a director of Blue Cross Blue Shield of Massachusetts, chairing the audit committees of both entities, and serves as a director of The Partnership, Inc., an organization working to build racially diverse leadership pipelines.

A certified public accountant, Reed is a graduate of Dartmouth College and holds a master’s degree in accounting from Northeastern University and executive education certificates from Wharton and INSEAD.

About Edison International

Edison International (NYSE: EIX) is one of the nation's largest electric utility holding companies, providing clean and reliable energy and energy services through its independent companies. Headquartered in Rosemead, California, Edison International is the parent company of Southern California Edison Company, a utility that delivers electricity to 15 million people across Southern, Central and Coastal California. Edison International is also the parent company of Edison Energy, a global energy advisory company delivering comprehensive, data-driven energy solutions to commercial and industrial users to meet their cost, sustainability and risk goals.

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